ASX/Media Release

Santos

Media enquiries
Kathryn Mitchell
+61 8 8218 5260 / +61 (0) 407 979 982
kathryn.mitchell@santos.com

Richard Phillips – Caliburn Partnership
+61 3 9935 6801 / +61 (0) 410 423 214

Investor enquiries
Andrew Seaton
+61 8 8218 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com



5 October 2006

Santos announces $606 million cash offer for QGC

Santos today announced a $1.26 per share all cash offer (by its wholly owned subsidiary Santos CSG Pty Ltd[1] ("Santos CSG")) for Queensland Gas Company Limited ("QGC"), valuing the coal seam gas company at $606 million.

Santos CSG currently owns 3.9% of QGC's ordinary shares, including 1.9 million shares bought on-market on 4 October 2006. Santos' offer is subject to certain conditions, including acquiring a minimum 50.1% shareholding.

The $1.26 per share cash offer represents a:

- 24% premium to QGC's closing share price of $1.02 on 3 October 2006, the last day of trading prior to Santos' on-market purchase of 1.9 million QGC shares on 4 October;
- 47% premium to the volume weighted average price of $0.86 for QGC shares over the 3 months to 3 October 2006; and
- 100% premium to the issue price of $0.63 for QGC's 1 for 4 rights issue announced in August 2006.

Santos' Managing Director, Mr John Ellice-Flint, said the cash offer provided QGC shareholders with an opportunity to receive an attractive premium.

"The acquisition of QGC is a logical transaction for Santos, and is consistent with our strategy to extend and enhance our core eastern Australia gas business. QGC's coal seam gas assets are a good strategic fit with our existing gas processing and transmission hubs in Queensland," Mr Ellice-Flint said.

"Coal seam gas is a sector that Santos knows well and in which we are a proven developer and operator, given our ownership of the Fairview and Scotia fields," he said.

"This offer also further confirms Santos' long term commitment to Queensland and builds on over 50 years of activity in the state."

Note:
1) Santos CSG Pty Ltd, ACN 121 188 654

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8218 5111 Facsimile: +61 8 8218 5131
www.santos.com

Based on QGC's certified proven plus probable ("2P") coal seam gas reserves as at 30 June 2006 of 422.7 PJ, the offer implies a reserve valuation multiple of $1.38 per Gigajoule, which is significantly higher than recent comparable coal seam gas transactions.

This premium reflects and values potential increases in QGC's 2P reserves base as a result of pilot drilling work already underway.

Offer details

The $1.26 cash per share offer is for all QGC ordinary shares, and is subject to certain conditions. A full set of conditions accompanied this release when lodged with the Australian Stock Exchange, and is available on Santos' website (www.santos.com).[2]

A Bidder's Statement is expected to be lodged with the Australian Securities and Investments Commission next week.

Santos has a debt facility available to fund the offer. Refinancing of this facility will be consistent with maintaining a BBB+ credit rating.

Santos is being advised by Caliburn Partnership and Johnson Winter & Slattery.

Note:
2) See document titled "Santos CSG Pty Ltd takeover offer for Queensland Gas Company Limited - Conditions of the Offer".

Map attached.

Ends

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8218 5111 Facsimile: +61 8 8218 5131
www.santos.com

Surat/Bowen Basins

Rockhampton
0 100
kilometres
Gladstone
Queensland
Bundaberg
Maryborough
Fairview
Scotia
Berwyndale South
Lauren
Argyle
Roma
Wallumbilla
Condamine
Chinchilla
Dalby
Brisbane
Toowoomba
Moonie
Ipswich
New South Wales

Legend

- Santos acreage
- Queensland Gas acreage
- Oil Field
- Gas Field
- Oil Pipeline
- Gas Pipeline



SANTOS CSG PTY LTD

ACN 121 188 654

SANTOS CSG PTY LTD TAKEOVER OFFER FOR QUEENSLAND GAS COMPANY LIMITED

CONDITIONS OF THE OFFER

5 OCTOBER 2006

SANTOS CSG PTY LTD ACN 121 188 654

SANTOS CSG PTY LTD TAKEOVER OFFER FOR QUEENSLAND GAS COMPANY LIMITED - CONDITIONS OF THE OFFER

Santos CSG's offer is proposed to be subject to the fulfilment of the following conditions. Capitalised terms have the meanings set out in the glossary below.

1 *50.1% minimum acceptance*

Before and at the end of the Offer Period, Santos CSG has a relevant interest in at least 50.1% of QGC Shares.

2 *Adverse change conditions*

(a) *Material adverse change in respect of QGC*

During the Condition Period, no event, change or circumstance occurs, is announced or becomes known to Santos CSG (whether or not it becomes public) which has or could reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial position, performance, profitability or prospects of QGC or the QGC Group taken as a whole.

(b) *Conduct of QGC business in ordinary course*

During the Condition Period, no QGC Group Member conducts its business otherwise than in the ordinary course.

(c) *Instances of conduct not in ordinary course*

Without limiting condition (2)(b) above, during the Condition Period, no QGC Group Member (either individually or in aggregate with other QGC Group Members):

(i) acquires, offers to acquire or agrees to acquire one or more companies or assets (or an interest in one or more companies or assets) for amounts which accumulate to an aggregate amount of greater than $10 million (excluding assets acquired pursuant to capital expenditure as referred to in sub-paragraph (iv) below);

(ii) disposes, offers to dispose or agrees to dispose of one or more companies or assets (or an interest in one or more companies or assets) for amounts which accumulate to an aggregate amount of greater than $10 million;

(iii) enters into, offers to enter into or announces that it proposes to enter into any joint venture, partnership or other arrangement (including a financing arrangement), involving a commitment of greater than $10 million;

(iv) incurs or commits to, or grants to another person a right the exercise of which would involve incurring or committing to, any capital expenditure in respect of one or more items which accumulate to an aggregate amount of greater than $2 million in any 12 month period or which is required to be expended over a period of longer than 12 months (except in relation to proposed capital expenditure for projects outlined in the QGC Rights Issue Prospectus);

(v) enters into or agrees to enter into any contract or varies or agrees to vary in any material respect any contract involving a commitment of greater than $2 million (except in relation to proposed capital expenditure for projects outlined in the QGC Rights Issue Prospectus); or

(vi) enters into or agrees to enter into any contract of service or varies or agrees to vary in any material respect any existing contract of service with any director or officer, or pays or agrees to pay any retention or retirement benefit or allowance to any director or officer, or makes or agrees to make any material change in the basis or amount of remuneration of any director, officer or other employee (except as required by law or provided under any superannuation, provident or retirement scheme as in effect on the Announcement Date),

except to the extent that a transaction is effected in accordance with the terms of that transaction as fully and accurately announced publicly by QGC prior to the Announcement Date.

(d) ***Change in control***

During the Condition Period, as a result (directly or indirectly) of the acquisition or proposed acquisition of QGC Shares by Santos CSG:

(i) no person (other than Santos CSG or an associate of Santos CSG) would become or becomes entitled to exercise, exercises or purports to exercise, or states an intention to exercise, any rights (whether such rights can be exercised before or after the Condition Period ends) under any provision of any agreement or other instrument to which any QGC Group Member is a party, or by or to which any QGC Group Member or any of their assets may be bound or be subject, which results, or could reasonably be expected to result, to an extent which is material to QGC, in:

(A) any ,monies borrowed by any QGC Group Member being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or instrument;

(B) any such agreement or other instrument being terminated or varied or any action being taken or arising under it;

(C) the interest of any QGC Group Member in any firm, joint venture, trust, corporation or other entity (or any arrangements relating to such interest) being terminated, varied or required to be transferred or redeemed;

(D) the business of any QGC Group Member with any other person being adversely affected; or

(E) an issue of QGC Shares, whether during the Offer Period or after the end of the Offer Period; or

(ii) no licence, authority, permission or other instrument issued by a Public Authority to or otherwise held by any QGC Group Member is or is able to be revoked, withdrawn, terminated or varied such that it results, or could reasonably be expected to result, in a material adverse effect on the business, assets, liability, financial position, performance, profitability or prospects of QGC,

except to the extent such right or the prospect of such revocation, withdrawal, termination or variation has been fully and accurately announced by QGC prior to the Announcement Date. For the avoidance of doubt, this exception does not apply to the Sentient Rights.

(e) ***Change in market conditions***

During the Condition Period the S&P/ASX 200 index published by the ASX does not close at a level below 4,600 points on any trading day.

3 *No prescribed occurrences*

(a) Between the time beginning when the Bidder's Statement is given to QGC and ending at the end of the Offer Period, none of the following occurrences happens:

(i) QGC converts all or any of its QGC Shares into a larger or smaller number of QGC Shares;

(ii) any QGC Group Member resolves to reduce its share capital in any way;

(iii) any QGC Group Member enters into a buy-back agreement or resolves to approve the terms of a buy-back agreement under section 257C(1) or 257D(1) of the Corporations Act;

(iv) any QGC Group Member issues shares (other than as a result of the exercise of Performance Rights) or grants an option over its shares, or agrees to make such an issue or grant such an option;

(v) any QGC Group Member issues, or agrees to issue, convertible notes;

(vi) any QGC Group Member disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(vii) any QGC Group Member charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(viii) any QGC Group Member resolves to be wound up;

(ix) a liquidator or provisional liquidator is appointed to any QGC Group Member;

(x) a court makes an order for the winding up of a QGC Group Member;

(xi) an administrator is appointed to a QGC Group Member under section 436A, 436B or 436C of the Corporations Act;

(xii) a QGC Group Member executes a deed of company arrangement; or

(xiii) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of a QGC Group Member.

(b) During the Condition Period:

(i) none of the events listed in condition 3(a) happens;

(ii) QGC does not make any issue of rights or other securities convertible into QGC Shares;

(iii) no subsidiary of QGC undertakes a transaction similar to any of those referred to in condition 3(a) under the law of its place of incorporation;

(iv) no administrator, or person performing a function similar to an administrator appointed under section 436A, 436B or 436C of the Corporations Act, is appointed in respect of a subsidiary of QGC under a provision equivalent to any of those sections of the Corporations Act under the law of the place of incorporation of the subsidiary;

(v) no subsidiary of QGC enters into an arrangement similar to that referred to in condition 3(a)(xii), or any other composition with creditors, under the law of the place of incorporation of the subsidiary; or

(vi) no amendment is made to the constitution of QGC.

4 *Confirmation of Sentient Rights*

(a) The Target's Statement detailing any contractual arrangements that QGC has with Sentient, including the number of QGC Shares, if any, that Sentient may be entitled to be issued as a result of a change in control of QGC arising as a result of the Offer.

(b) The Target's Statement containing statements by the QGC Board confirming that Sentient cannot require QGC to issue QGC Shares to Sentient in either of the following circumstances:

(i) following a change in control of QGC (including a change of control occurring as a consequence of the Offer); and

(ii) after the end of the Offer Period (including at or after the expiration of the four year period, as referred to in the announcement to the ASX by QGC on 17 May 2005), assuming Santos CSG acquires 100% of the QGC Shares.

5 *Regulatory conditions*

(a) ***Approvals***

Before the end of the Offer Period all necessary Approvals required by law or any Public Authority:

(i) as are necessary to permit the Offer to proceed and be lawfully made to and accepted by Shareholders;

(ii) that are required as a result of the acquisition of QGC Shares or are necessary for the continued operation of QGC's business; or

(iii) as are necessary to permit the completion of any transaction contemplated by the Bidder's Statement,

are granted, given or made on an unconditional basis and remain in full force and effect in all respects and do not become subject to any notice, intimation or indication of intention to revoke, suspend, restrict, modify or not renew such Approval.

(b) ***No orders (etc)***

During the Condition Period:

(i) there is not in effect any preliminary or final decision, declaration, order or decree issued by a Public Authority;

(ii) no inquiry, action or investigation is instituted or threatened by any Public Authority; and

(iii) no application is made (other than by Santos CSG or its associates) to any Public Authority,

which restrains, prohibits, threatens to restrain or prohibit or otherwise materially adversely impacts (or could be reasonably expected to restrain or prohibit or otherwise materially adversely impact) the making of the Offer or the completion of any transaction contemplated by the Bidder's Statement or seeks to require (or could be reasonably expected to require) the divestiture by Santos CSG of any QGC Shares or the divestiture of any assets of the QGC Group or the Santos Group.

Glossary

Capitalised terms used above have the following meanings:

ACCC means the Australian Competition and Consumer Commission.

Announcement Date means 5 October 2006, being the date of announcement of the Offer.

Approval means a licence, authority, authorisation, consent, permission, approval, clearance, grant, confirmation, order, exemption, waiver or ruling.

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited ACN 008 624 691.

Bidder's Statement means the statement to be made by Santos CSG under Part 6.5 Division 2 of the Corporations Act relating to the Offer.

Condition Period means the period beginning on the Announcement Date and ending at the end of the Offer Period.

Corporations Act means the *Corporations Act 2001* (Cth).

Offer means the offer by Santos CSG to acquire QGC Shares on the terms and conditions to be set out in the Bidder's Statement.

Offer Period means the period during which the Offer remains open.

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8218 5111 Facsimile: +61 8 8218 5131
www.santos.com

Performance Rights means the 710,000 performance rights granted to Mr Richard Cottee, the managing director of QGC pursuant to resolutions passed at the 2005 annual general meeting of QGC on 16 November 2005.

Public Authority means any governmental, semi-governmental, administrative, statutory or judicial entity, authority or agency, whether in Australia or elsewhere (including the ACCC but excluding the Takeovers Panel, ASIC and any court that hears or determines proceedings under section 657G or proceedings commenced under the Corporations Act by a person specified in section 659B(1) of the Corporations Act in relation to the Offer). It also includes any self-regulatory organisation established under statute or any stock exchange.

QGC means Queensland Gas Company Limited ACN 089 642 553.

QGC Board means QGC's board of directors.

QGC Group means QGC and its subsidiaries.

QGC Group Member means each member of the QGC Group.

QGC Rights Issue means the renounceable rights issue undertaken by QGC, pursuant to the QGC Rights Issue Prospectus.

QGC Rights Issue Prospectus means the disclosure document for the QGC Rights Issue issued by QGC dated 4 August 2006.

QGC Share means an ordinary share in QGC.

Santos means Santos Limited ACN 007 550 923.

Santos CSG means Santos CSG Pty Ltd ACN 121 188 654.

Santos Group means Santos and its subsidiaries.

Sentient means one or more entities affiliated with the Sentient Global Resources Fund.

Sentient Rights means such rights (if any) conferred on Sentient to acquire shares in QGC under the arrangements referred to in an announcement made by QGC to the ASX on 17 May 2005.

Shareholder means the holder of one or more QGC Shares.

Target's Statement means the target's statement to be issued by QGC in response to the Bidder's Statement, as required by the Corporations Act.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	STEPHEN GERLACH
Date of last notice	3 APRIL 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Registered holder and interest: S. Gerlach Pty Ltd. The Director is a shareholder and director of the Registered Holder. Registered holder and interest: Invia Custodian Pty Ltd for the Gerlach Super Fund. The Director is a beneficiary of the Gerlach Super Fund.
Date of change	2 October 2006
No. of securities held prior to change	44,642 fully paid ordinary shares
Class	Fully paid ordinary shares
Number acquired	238
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10.923571
No. of securities held after change	44,880 fully paid ordinary shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL ANTHONY O'LEARY
Date of last notice	3 APRIL 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	2 October 2006
No. of securities held prior to change	4,986 fully paid ordinary shares
Class	Fully paid ordinary shares
Number acquired	91
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10.923571
No. of securities held after change	5,077 fully paid ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	